Ms. Cindy J. Rosa
January 15, 2010
Page

                January 15, 2010

S. ELLIOTT COHAN COUNSEL Tel (212) 715-9512 Fax (212) 715-8116 ecohan@kramerlevin.com

VIA EDGAR

Ms. Cindy J. Rose
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  PNC Funds, Inc. (the “Company”)
       File Nos. 33-27491; 811-5782

Dear Ms. Rose:

Our client, the Company, has requested that we respond to you regarding your comment, provided telephonically, questioning the mark-to-market net asset value per share of Government Money Market Fund (the “Fund”) in response to Item 74W of its Form N-SAR for the period ended May 31, 2009 (the “5/31/09 Form N-SAR”).  It is our understanding that you were concerned that the reported $1.0000 per share was not the true mark-to-market per share value.

The Company has advised us that it has conducted a thorough review of the mark-to-market net asset values per share reported on its 5/31/09 Form N-SAR and has concluded that the mark-to-market net asset value per share for the Fund as of May 31, 2009 was correctly reported at $1.0000 per share.

The Company’s review of the 5/31/09 Form N-SAR revealed, however, that two other money market funds had erroneously reported their mark-to-market net asset value per share in response to Item 74W.  Those errors were corrected in an amended 5/31/09 Form N-SAR which was filed on January 12, 2010.

Because of the errors found in the 5/31/09 Form N-SAR, the Company reviewed its Form N-SAR filings for the periods ended November 30, 2008, May 31, 2008 and November 30, 2007.  That review showed errors in the responses to Item 74W for one or more of the Company’s money market funds for the periods ended May 31, 2008 and November 30, 2007.  The Form N-SARs for those periods were also amended and filed on January 12, 2010.

Ms. Cindy J. Rosa
January 15, 2010

We appreciate the Staff’s review of the Company’s filings and the comments it provides.  The Company has asked us to assure you that every effort is being made to accurately report all information required in filings with the Commission.

If you have any questions or further comments, please feel free to contact me at 212-715-9512.

Sincerely,

                       /s/ S. Elliott Cohan
S. Elliott Cohan

cc:           Savonne Ferguson
Jennifer E. Spratley
Jennifer E. Vollmer
Susan Penry-Williams